SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549


RECEIVED
MAR 2 1 2002
365

FORM 6-K


02025329

**Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934**

For the month of February, 2002

P.E.
2-28-02

BOARDWALK EQUITIES INC.

**Suite 200, 1501 - 1 Street S.W.
Calgary, Alberta, Canada T2R 0W1**
(address of principal executive offices)

Commission File Number: **1-15162**

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F______ Form 40-F___✓___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______ No___✓___

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):______________]

DOCUMENTS FURNISHED HEREUNDER:

1. Press Release of the registrant dated February 1, 2002 announcing a teleconference to be held on February 20, 2002 at which time the fiscal 2001 year-end results would be released.

2. Press Release of the registrant dated February 20, 2002 announcing the results of a strong fourth quarter and the full year end results for the fiscal 2001 year.

3. Press Release of the registrant dated February 20, 2002 announcing a correction to the annual dividend announcement previously announced.

4. Press Release of the registrant dated February 28, 2002 announcing the appointment of Mr. Jon Love as a director of the registrant, as well as the appointment of Mr. Paul J. Hill as Chairman of the Board.

5. Toronto Stock Exchange Changes in Capital Structure of Listed Companies (Employee Stock Options and Stock Purchase Plans, Options for Services and Related Matters), together with detailed listing of specific options issued, cancelled or exercised, with respect to optionholders of the registrant for the month of February, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOARDWALK EQUITIES INC.

March 12, 2002

By: 

Roberto Geremia
Senior Vice-President Finance and
Chief Financial Officer



Boardwalk Equities Inc.
Suite 200, 1501 - 1 Street S.W.
Calgary, Alberta T2R 0W1

Phone: (403) 531-9255
Fax: (403) 531-9565
World Wide Web: http://www.bwalk.com

February 1, 2002

NEWS RELEASE FOR IMMEDIATE DISTRIBUTION

RE: Teleconference on Fiscal 2001 Year-End Financial Results

Boardwalk Equities Inc. ("BEI" – NYSE, TSE) announces that the fiscal 2001 year-end financial results will be released the morning of Wednesday February 20, 2002. We invite you to participate in the teleconference that will be held to discuss these results that same morning at 11:15am EST. Senior management will speak to the fiscal year's financial results and provide a corporate update. Presentation materials will be made available on the **INVESTOR** section of our website (www.bwalk.com) prior to the call.

Participation & Registration: Please RSVP to Paul Moon 403-508-6208 or by email to investor@bwalk.com.

Teleconference: The telephone numbers for the conference are: 416-640-4127 (within Toronto) or toll-free 1-888-881-4892 (outside Toronto).

Webcast: Investors will be able to listen to the call and view our slide presentation over the Internet by visiting http://investor.bwalk.com 15 min. prior to the start of the call. An information page will be provided for software needed and system requirements. The live audiocast will also be available at http://www.newswire.ca/webcast/pages/BoardwalkEquities20020220/.

Replay: An audio recording of the teleconference will be available approximately one hour after the call until 11:59pm EST on February 27th, 2002. You can access it by dialing 416-640-1917 and using the following passcode, 171253#. An audio archive will also be available on our Investor site (http://investor.bwalk.com) two hours after the conference call until February 27th, 2002.

Corporate Profile

Boardwalk Equities Inc. is Canada's largest owner/operator of multi-family rental properties. The company owns and operates in excess of 200 properties with over 25,500 units totaling more than 21 million net rentable square feet. Boardwalk is a customer-oriented, technologically advanced real estate company who's portfolio is concentrated in the provinces of Alberta, Saskatchewan and Ontario. The company is headquartered in Calgary with its shares listed on both the Toronto Stock Exchange and the New York Stock Exchange under the symbol BEI.

For further information regarding Boardwalk, contact Paul Moon, Director of Investor Relations at (403) 531-9255.

Recent investor information can be found on the Internet at http://investor.bwalk.com/.



Boardwalk Equities Inc. | Phone: (403) 531-9255
Suite 200, 1501 - 1 Street S.W. | Fax: (403) 531-9565
Calgary, Alberta T2R 0W1 | World Wide Web: http://www.bwalk.com

February 20, 2002

NEWS RELEASE FOR IMMEDIATE DISTRIBUTION

BOARDWALK EQUITIES REPORTS STRONG FOURTH QUARTER AND FULL YEAR 2001 RESULTS

Boardwalk Equities Inc. ("BEI" – NYSE, TSE) is pleased to report strong financial results for 2001 and for the fourth quarter of 2001, which exceeded consensus estimates. For the fourth quarter ended December 31, 2001, the Company reported Total Revenues of $57.2 million, Funds From Operations ["FFO"] of $12.0 million and FFO per share of $0.24. For the year ended December 31, 2001, the Company reported Total Revenues of $227.3 million, FFO of $57.9 million and FFO per share of $1.16.

Effective December 31, 2000, the Company changed its fiscal period end to December 31 from May 31. Due to this change, an identical period for comparative purposes is not available. For illustrative purposes only, where applicable, we have presented the Company's unaudited results for the three-month and twelve-month periods ended November 30, 2000. Readers are cautioned that these results are not for identical comparable periods and that the real estate industry is subject to seasonal fluctuations that will affect straight comparisons of these amounts.

Highlights of the Company's fourth quarter 2001 financial results include:

- Rental revenues of $53.5 million, an increase of 12.4% compared to $47.6 million for the three-month period ended November 30, 2000.
- Net operating income of $33.6 million, representing a 5.7% increase from $31.8 million for the three-month period ended November 30, 2000.
- Funds from operations (FFO) of $12.0 million, compared to $23.3 million for the three-month period ended November 30, 2000. FFO excluding gains totalled $11.6 million, compared to $11.2 million for the three-month period ended November 30, 2000.
- FFO per share of $0.24 on a fully diluted basis, compared to $0.47 for the three-month period ended November 30, 2000. FFO per share excluding gains was $0.23 on a fully diluted basis, compared to $0.23 for the three-month period ended November 30, 2000.

Highlights of the Company's fiscal 2001 financial results include:

- Rental revenues of $205.3 million, an increase of 9.6% compared to $187.3 million for the twelve-month period ended November 30, 2000.
- Net operating income of $136.1 million, representing a 10.7% increase from $122.9 million for the twelve-month period ended November 30, 2000.
- Funds from operations (FFO) of $57.9 million, up 2.5% compared to $56.5 million for the twelve-month period ended November 30, 2000. FFO excluding gains totalled $49.9 million, up 24.1% compared to $40.2 million for the twelve-month period ended November 30, 2000.
- FFO per share of $1.15 on a fully diluted basis, an increase of 1.8% compared to $1.13 for the twelve-month period ended November 30, 2000. FFO per share excluding gains totalled $0.99 on a fully diluted basis, an increase of 23.8% compared to $0.80 for the twelve-month period ended November 30, 2000.

Commenting on the Company's fourth quarter and fiscal 2001 results, Sam Kolias, President and C.E.O. said "We are pleased to report that our core real estate operations have continued to show strong results. The fundamentals for the multi-family rental sector in Canada remain healthy, and our core markets remain particularly strong."

The average vacancy rate across the Company's portfolio for the fourth quarter of 2001 was 3.9% down from 5.2% in the third quarter, and from 4.1% in the same period last year. As of December, 2001, the vacancy rate was 3.9%, compared to 5.1% for the same date last year.

BOARDWALK EQUITIES INC.

Average monthly rent realized in fiscal 2001 was $664 per unit, up $27, or 4.2 %, from $637 per unit for the 7 months ended December 31, 2000. Management estimates that market rents for its properties at the end of December, 2001 averaged $744 which compares to an average in-place rent per occupied unit of $698 at year-end. This indicates an estimated current "loss-to-lease" on the portfolio of approximately $14 million on an annualized basis.

Same-Property Results

Boardwalk continued to show solid improvement in its stabilized properties (defined as properties owned for over 24 months). A total of 23,717 units were classified as stabilized for the fourth quarter, representing 91% of Boardwalk's total portfolio. The "same-property" results for the Company's stabilized portfolio for the twelve month period continued to show improved results with rental revenue growth of 8.4% and NOI growth of 10.3% versus the twelve months ended December 31, 2000.

Same-property results - stabilized portfolio – Twelve months ended December 31, 2001 vs. twelve months ended December 31, 2000

	Rental Revenues	Rental Expenses	NOI	% of Stabilized NOI
Edmonton	+9.5%	+3.2%	+12.7%	42.4%
Calgary	+7.6%	+0.0%	+10.5%	25.7%
Other Alberta	+11.8%	+6.7%	+13.8%	8.0%
Ontario	+12.7%	+8.3%	+17.1%	9.9%
Saskatoon	+0.5%	+10.2%	-5.0%	5.6%
Regina	+3.3%	+9.2%	-0.2%	8.4%
Total Stabilized	+8.4%	+4.9%	+10.3%	100%

Acquisitions/Dispositions

The fourth quarter 2001 results include operating profits of $0.4 million generated from the sale of two small properties, which were sold for a total of $3.7 million. This compares to operating profits of $12.0 million generated on sales totalling $36.3 million in the three months ended November 30, 2000.

The Company completed the previously announced acquisition of one property in the fourth quarter totaling 120 units at a cost of $7.0 million. The Company completed the acquisition of a total of 1,362 units in 2001, which increased its portfolio to 25,889 units at year-end. Subsequent to December 31, 2001, the Company closed on the acquisition of a 60-unit townhouse complex in London, Ontario at a purchase price of $2.8 million.

Continued Balance Sheet Strength

The Company maintained its strong financial position in the quarter. Boardwalk's mortgage debt totaled $1.11 billion as at December 31, 2001, up marginally from $1.03 billion at December 31, 2000. As of December 31, 2001, the Company's long-term debt had an average maturity of 5.3 years and a weighted average interest rate of 6.15%. As of December 31, 2001, the Company's debt-to-total-market-capitalization ratio was 66% and the interest coverage ratio for the twelve month period ended December 31, 2001 was 1.91 times.

The Company's liquidity remains strong, with cash and undrawn credit facilities currently in excess of $55 million. This is expected to increase to over $70 million as of the end of the first quarter of 2002 upon completion of several refinancings and mortgage draw downs.

Share Repurchase Activity

Under the Company's normal course issuer bid, Boardwalk bought back a total of 828,400 shares in the fourth quarter of 2001 at an average price of $11.70. In all of fiscal 2001, Boardwalk acquired a total of 879,600 shares at an average price of $11.72 per share. Subsequent to the end of the fourth quarter of 2001 through to February 15, 2002 , Boardwalk acquired a further 88,100 shares at an average price of $11.70 per share.

Dividend

Yesterday, the Board of Directors declared an annual dividend of $0.05 per common share. The dividend is payable on March 1, 2002 to all common shareholders of record as of February 20, 2002.

Outlook and Summary

Commenting on the outlook for the Company, Sam Kolias, said "Boardwalk remains well positioned to continue to show improved results. Despite the slowdown in the economy, our core markets have remained strong with continuing attractive demand/supply characteristics for the multi-family rental sector. Our two largest markets, Edmonton and Calgary were among the top cities in Canada with respect to economic growth in 2001, and economic forecasts show them continuing to be among the leading economies in the country over the next several years. With our portfolio concentrated in strong geographic market areas, we believe we will be able to continue to deliver solid results driven by strong internal growth over the next several years."

Rob Geremia, Senior Vice President and CFO stated we are expecting that we can deliver improved results for 2002 despite the impact of an above the market natural gas contract that will adversely effect our first quarter 2002 by an estimated 5 cents per outstanding common share. This contract will expire on March 31, 2002 and we expect to be able to achieve significant savings moving forward. Current market expectations of 2002 FFO, excluding gains on sales of properties range from $1.02 to $1.15 and including gains $1.02 to 1.35. Management is comfortable and would guide toward the middle of both of these ranges. With respect to the first quarter 2002 current market expectations range from $0.19 to $0.25. Management is more comfortable with the lower end of this range given the significant impact on the quarter of the existing gas contract.

Supplementary Information

Boardwalk produces Quarterly Supplemental Information that provides detailed information regarding the Company's activities during the quarter. The Fourth Quarter Supplemental Information is available on the INVESTOR section of our website (www.bwalk.com).

Teleconference on Fourth Quarter and Full Year Fiscal 2001 Financial Results

We invite you to participate in the teleconference that will be held to discuss the Company's fourth quarter and full year fiscal 2001 results this morning at 11:15am EST. Sam Kolias, President and CEO, Rob Geremia, Senior Vice President, Finance and CFO, and Mike Hough, Senior Vice President, will speak to the financial results and provide a corporate update. Presentation materials will be made available on the INVESTOR section of our website (www.bwalk.com) prior to the call.

Participation & Registration: Please RSVP to Paul Moon 403-508-6208 or by email to investor@bwalk.com.

Teleconference: The telephone numbers for the conference are: 416-640-4127 (within Toronto) or toll-free 1-888-881-4892 (outside Toronto).

Webcast: Investors will be able to listen to the call and view our slide presentation over the Internet by visiting http://investor.bwalk.com 15 min. prior to the start of the call. An information page will be provided for software needed and system requirements. The live audiocast will also be available at http://www.newswire.ca/webcast/pages/BoardwalkEquities20020220/.

Replay: An audio recording of the teleconference will be available approximately one hour after the call until 11:59pm EST on February 27th, 2002. You can access it by dialing 416-640-1917 and using the following passcode, 171253#. An audio archive will also be available on our Investor site (http://investor.bwalk.com) two hours after the conference call until February 27th, 2002.

Corporate Profile

Boardwalk Equities Inc. is Canada's largest owner/operator of multi-family rental properties. Boardwalk currently owns and operates in excess of 200 properties with over 25,900 units totaling over 21 million net rentable square feet. The company's portfolio is concentrated in the provinces of Alberta, Saskatchewan and Ontario. Boardwalk is headquartered in Calgary and its shares are listed on both the Toronto Stock Exchange and the New York Stock Exchange and trade under the symbol BEI. The company has a total market capitalization of $1.6 billion.

Additional information is available at Boardwalk's web site at www.bwalk.com. Recent investor information can be found on the Internet at http://investor.bwalk.com/.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements are statements that involve risks and uncertainties, including, but not limited to, changes in the demand for apartment and town home rentals, the effects of economic conditions, the impact of competition and competitive pricing, the effects of the Company's accounting policies and other matters detailed in the Company's filings with Canadian and United States securities regulators available on SEDAR in Canada and by request through the Securities and Exchange Commission in the United States, including matters set forth in the Company's Annual Report to Shareholders under the heading ``Management's Discussion and Analysis". Because of these risks and uncertainties, the results, expectations, achievements, or performance described in this release may be different from those currently anticipated by the Company.

For further information please contact:

Boardwalk Equities Inc.
(403) 531-9255

Sam Kolias, President and CEO;
Roberto Geremia, Senior Vice-President, Finance and Chief Financial Officer;
Mike Hough, Senior Vice President; or
Paul Moon, Director of Corporate Communications.

BOARDWALK EQUITIES INC.

Consolidated Balance Sheets
(Cdn.$ Thousands)
Audited, As At

	Dec 31, 2001	Dec 31, 2000	May 31, 2000
Assets			
Revenue producing properties (NOTE 2)	**$ 1,381,541**	$ 1,328,702	$ 1,321,081
Properties held for resale	**6,630**	6,692	6,365
Mortgages and accounts receivable (NOTE 3)	**22,325**	17,230	26,506
Other assets (NOTE 4)	**14,423**	14,637	7,586
Deferred financing costs	**32,957**	31,460	30,337
Technology (NOTE 5)	**5,743**	24,058	5,018
Cash and short term investments	**25,672**	21,055	1,135
	$ 1,489,291	$ 1,443,834	$ 1,398,028
Liabilities			
Mortgages payable (NOTE 6)	**$ 1,108,406**	$ 1,034,444	$ 1,009,526
Accounts payable and accrued liabilities	**19,525**	24,795	18,522
Refundable security deposits and other	**10,418**	9,953	8,494
Capital lease obligations (NOTE 5)	**7,203**	8,404	-
Future income taxes (NOTE 8)	**58,755**	64,864	75,673
	1,204,307	1,142,460	1,112,215
Contingencies (NOTE 11)			
Shareholders' Equity			
Share capital (NOTE 7)	**258,202**	253,586	253,472
Retained earnings	**26,782**	47,788	32,341
	284,984	301,374	285,813
	$ 1,489,291	$ 1,443,834	$ 1,398,028

BOARDWALK EQUITIES INC.

Consolidated Statements of (Loss) Earnings

Audited (Cdn. $ Thousands, except per share amounts)

	12 Months December 31, 2001	7 Months December 31, 2000	12 Months May 31, 2000
Revenue			
Rental income	**$205,281**	$ 110,771	$ 178,147
Sales - properties held for resale	**21,988**	36,311	39,824
	227,269	147,082	217,971
Expenses			
Revenue producing properties:			
Operating expenses	**22,865**	14,121	22,471
Utilities	**31,549**	14,713	20,140
Utility rebate (NOTE 1 (i) (iii))	**(4,967)**	-	-
Property taxes	**19,743**	11,004	18,431
Cost of sales - properties held for resale	**13,939**	24,258	24,017
Administration	**15,586**	8,924	16,891
Financing costs	**67,367**	37,835	58,212
Amortization (NOTE 1)	**53,584**	27,401	38,177
	219,666	138,256	198,339
Operating earnings before the following:	**7,603**	8,826	19,362
Provision for loss on technology investments (NOTE 5)	**29,837**	-	-
Operating (loss) earnings before income taxes	**(22,234)**	8,826	19,632
Large corporations taxes	**3,246**	1,913	2,881
Income taxes (recovery) (NOTE 8)	**(12,678)**	(8,652)	6,306
Net (loss) earnings for the period	**$ (12,802)**	$ 15,565	$ 10,445
Net (loss) earnings per share (NOTE 1)			
- Basic	**$ (0.26)**	$ 0.32	$ 0.21
- Diluted	**$ (0.26)**	$ 0.31	$ 0.21

BOARDWALK EQUITIES INC.

Consolidated Statements of Retained Earnings

Audited (Cdn.$ Thousands)

	Year ended December 31, 2001	Seven months ended December 31, 2000	Year ended May 31, 2000
Retained earnings, as previously stated	**$47,788**	$ 32,341	$ 26,581
Adjustment for retroactive adoption of future income taxes (NOTE 1(g))	**-**	-	(1,223)
Retained earnings, beginning of period as restated	**47,788**	32,341	25,358
Net (loss) earnings	**(12,802)**	15,565	10,445
Dividends paid	**(2,496)**	-	-
Premium on share repurchases (NOTE 7)	**(5,708)**	(118)	(3,462)
Retained earnings, end of period	**$26,782**	$ 47,788	$ 32,341

BOARDWALK EQUITIES INC.

Consolidated Statement of Cash Flows

Audited (Cdn. $ Thousands)

	12 Months December 31, 2001	7 Months December 31, 2000	12 Months May 31, 2000
Cash obtained from (applied to):			
Operating activities			
Net (loss) earnings	**$(12,802)**	$ 15,565	$ 10,445
Income taxes	**(12,678)**	(8,652)	6,306
Amortization	**53,584**	27,401	38,177
Provision for loss on technology investments (NOTE 5)	**29,837**	-	-
Funds from operations	**57,941**	34,314	54,928
Net change in operating working capital	**(9,516)**	6,589	3,547
Net change in properties held for resale	**12,139**	22,789	(611)
Total operating cash flows	**$ 60,564**	$ 63,692	$ 57,864
Financing activities			
Issue of common shares for cash (net of issue costs)	**$ 2,097**	$ 241	$ 45,295
Stock repurchase program	**(10,305)**	(244)	(6,885)
Dividends paid	**(2,496)**	-	-
Financing of revenue producing properties	**169,067**	113,771	314,238
Repayment of debt on revenue producing properties	**(128,681)**	(92,701)	(219,020)
Deferred financing costs	**(2,557)**	(2,809)	(8,810)
	$ 27,125	$ 18,258	$ 124,818
Investing activities			
Purchases of revenue producing properties (NOTE 2)	**(15,543)**	$ (11,367)	$ (84,784)
Project improvement to revenue producing properties	**(52,938)**	(42,957)	(83,379)
Technology	**(14,591)**	(7,706)	(8,996)
	$ (83,072)	$ (62,030)	$(177,159)
Increase in cash balance during the period	**$ 4,617**	$ 19,920	$ 5,523
Cash and cash equivalents (indebtedness), beginning of period	**$ 21,055**	1,135	(4,388)
Cash and cash equivalents, end of period	**$ 25,672**	$ 21,055	$ 1,135
Funds from operations per share			
- Basic	**$ 1.16**	$ 0.70	$ 1.12
- Diluted	**$ 1.15**	$ 0.69	$ 1.12
Taxes paid	**$ 3,477**	$ 2,841	$ 2912
Interest paid	**$ 65,342**	$ 37,321	$ 57,098

BOARDWALK EQUITIES INC.

Consolidated Statements of (Loss) Earnings – 3 Months

(Cdn. $ Thousands, except per share amounts)

	3 Months December 31, 2001 (Audited)	3 Months November 30, 2000 (Unaudited)
Revenue		
Rental income	$53,477	$ 47,605
Sales - properties held for resale	3,744	36,311
	57,221	83,916
Expenses		
Revenue producing properties:		
Operating expenses	5,623	5,614
Utilities	10,310	5,568
Utility rebate	(907)	-
Property taxes	4,860	4,646
Cost of sales - properties held for resale	3,317	24,263
Administration	4,037	3,746
Financing costs	17,056	15,940
Amortization	14,973	12,045
	59,269	71,822
Operating (loss) earnings before the following:	(2,048)	12,094
Provision for loss on technology investments	2,322	-
Operating (loss) earnings before income taxes	(4,370)	12,094
Large corporations taxes	913	888
Income taxes (recovery)	(1,989)	(2,566)
Net (loss) earnings for the period	$ (3,294)	$ 8,640
Net (loss) earnings per share		
- Basic	$ (0.07)	$ 0.18
- Diluted	$ (0.07)	$ 0.17
Funds from operations	$ 12,012	$ 23,251
Funds from operations per share		
- Basic	$ 0.24	$ 0.47

- Diluted	**$ 0.24**	$ 0.47



Boardwalk Equities Inc.
Suite 200, 1501 - 1 Street S.W.
Calgary, Alberta T2R 0W1

Phone: (403) 531-9255
Fax: (403) 531-9565
World Wide Web: http://www.bwalk.com

February 20, 2002

NEWS RELEASE FOR IMMEDIATE DISTRIBUTION

CORRECTION RE: ANNUAL DIVIDEND ANNOUNCEMENT

Boardwalk Equities Inc. ("BEI" – NYSE, TSE) announces that there is a revisement from the previous release with respect to reported dividend. The annual dividend of $0.05 CAD per common share is payable on March 15, 2002 to all common shareholders of record as of March 6, 2002.

Corporate Profile

Boardwalk Equities Inc. is Canada's largest owner/operator of multi-family rental properties. The company owns and operates in excess of 200 properties with over 25,500 units totaling more than 21 million net rentable square feet. Boardwalk is a customer-oriented, technologically advanced real estate company who's portfolio is concentrated in the provinces of Alberta, Saskatchewan and Ontario. The company is headquartered in Calgary with its shares listed on both the Toronto Stock Exchange and the New York Stock Exchange under the symbol BEI.

For further information regarding Boardwalk, contact Paul Moon, Director of Corporate Communications at (403) 531-9255.

Recent investor information can be found on the Internet at http://investor.bwalk.com/.



Boardwalk Equities Inc.
Suite 200, 1501 - 1 Street S.W.
Calgary, Alberta T2R 0W1

Phone: (403) 531-9255
Fax: (403) 531-9565
World Wide Web: http://www.bwalk.com

February 28, 2002

NEWS RELEASE FOR IMMEDIATE DISTRIBUTION

BOARDWALK ANNOUNCES BOARD APPOINTMENT AND NEW CHAIRMAN

Jon E. Love Joins Boardwalk's Board of Directors; Paul J. Hill Becomes Chairman of the Board

Calgary, Alberta - February 28, 2002 - Boardwalk Equities Inc. ("BEI" – TSE, NYSE) today announced the appointment of Mr. Jon E. Love to the Company's Board of Directors, and the appointment of Paul J. Hill as Chairman of the Company's Board of Directors.

Jon Love joins the Board with more than 20 years of real estate experience. He is the former President and Chief Executive Officer of Oxford Properties Group, which was one of Canada's largest publicly traded real estate companies. Jon became President of Oxford in 1989 and was CEO from 1992 until November 2001. Under Jon's leadership, Oxford grew to become Canada's leading owner and manager of Class A urban office complexes. In conjunction with its partners, Oxford completed over $6 billion of acquisitions, including the billion dollar acquisitions of the Marathon and Royal Bank portfolios to become a $3.5 billion company managing a portfolio in excess of 60 million square feet.

To maximize shareholder value, Jon led the negotiations for the $3.8 billion sale of Oxford to OMERS, a leading Canadian Pension Plan which closed in October 2001. Starting in 1996 with $50 million of market capitalization, Oxford had significant growth over the ensuing 5 years. Oxford's assets grew from $400 million to $3.5 billion, revenue grew from $150 million to over $600 million, Operating Cash Flow grew from $15 million to over $165 million and Oxford's common shares grew in value from $2.25 per share to the OMERS sale price of $23.75 creating $900 million of shareholder value.

Jon has served on the Board of Directors of the Canadian Institute of Public Real Estate Companies, is a member of the Young Presidents' Organization "YPO" Ontario Chapter and was a founding Director of the US based Office Technology Consortium LLP. He holds an Honors Business Degree from the Ivey Business School at the University of Western Ontario and is also an active member of Ivey's Advisory Board.

"We are thrilled and excited that Jon has agreed to join our Board as a Director. With his wealth of experience and expertise in the real estate sector and the extensive relationships that he has built up over the years, Jon is a valuable addition to our Board," commented Sam Kolias, Boardwalk's President and CEO. "Jon's operating philosophy at Oxford was very similar to ours – which is to focus on providing superior customer value, enhancing our portfolio value and building sustainable long-term value for our shareholders. We look forward to his contribution in helping direct our future growth."

Paul J. Hill has been appointed Chairman of the Company's Board of Directors and replaces Sam Kolias, who remains President and CEO and a board member. Paul Hill is President of The Hill Companies and Harvard Developments Inc. He is an Ivey School of Business MBA and has over 26 years of experience in the real estate industry as well as 7 years in the investment banking industry. He serves as Chairman of Crown Life and Chairman and director of several other Canadian and U.S. private and public companies. He also serves on the board of the Investment Dealers' Association, the Fraser Institute, the C.D. Howe Institute, the Conference Board of Canada, the Canadian Council for Aboriginal Business, the Ivey School of Business, the Georgetown University School of Business (Washington, D.C.), the Athol Murray College of Notre Dame, the Saskatchewan

Roughrider Football Club and the Canadian Olympic Foundation (Governor). In addition, he is an active member of the Chief Executive Organization, the World Presidents Organization, and the Canadian Council of Chief Executives.

"I am extremely pleased that Paul has accepted the position of Chairman," stated Sam Kolias. "Paul has provided the Company with strong stewardship and guidance and he has made a strong contribution during the seven years he has served on our Board as an independent director. With his extensive business experience and knowledge of our Company, we believe he will continue to serve us extremely well in his capacity of Chairman going forward."

"The appointment of Jon Love to our Board and Paul Hill as Chairman are among the moves we are making to further strengthen the overall level of corporate governance of our Company," concluded Sam Kolias.

Corporate Profile

Boardwalk Equities Inc. is Canada's largest owner/operator of multi-family rental properties. Boardwalk currently owns and operates in excess of 200 properties with over 25,900 units totaling over 21 million net rentable square feet. The company's portfolio is concentrated in the provinces of Alberta, Saskatchewan and Ontario. Boardwalk is headquartered in Calgary and its shares are listed on both the Toronto Stock Exchange and the New York Stock Exchange and trade under the symbol BEI. The company has a total market capitalization of $1.7 billion.

Additional information is available at Boardwalk's web site at www.bwalk.com. Recent investor information can be found on the Internet at http://investor.bwalk.com/.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements are statements that involve risks and uncertainties, including, but not limited to, changes in the demand for apartment and town home rentals, the effects of economic conditions, the impact of competition and competitive pricing, the effects of the Company's accounting policies and other matters detailed in the Company's filings with Canadian and United States securities regulators available on SEDAR in Canada and by request through the Securities and Exchange Commission in the United States, including matters set forth in the Company's Annual Report to Shareholders under the heading ``Management's Discussion and Analysis". Because of these risks and uncertainties, the results, expectations, achievements, or performance described in this release may be different from those currently anticipated by the Company.

For further information please contact:

Boardwalk Equities Inc.
(403) 531-9255

Sam Kolias, President and CEO;
Roberto Geremia, Senior Vice-President, Finance and Chief Financial Officer;
Mike Hough, Senior Vice President; or
Paul Moon, Director of Corporate Communications.

CHANGES IN CAPITAL STRUCTURE OF LISTED COMPANIES
Employee Stock Options and Stock Purchase Plans,
Options for Services and Related Matters

TSE
Toronto Stock Exchange

Company Name:	Boardwalk Equities Inc.
Stock Symbol:	BEI
For Month Ending:	February 28, 2002
Date Prepared:	March 12, 2002
Company Contact:	Stuart M. Olley

Outstanding Stock Options Summary

Stock Options Outstanding – Opening Balance				4,364,086
Options Granted:	**(Add)**			
Date of Grant	**Name**	**Expiry Date**	**Price**	**Number**
March 1, 2002	Jon E. Love	March 1, 2012	$12.84	20,000
Subtotal				
Options Exercised:	**(Subtract)**			
Date	**Name**	**Date of Grant**	**Price**	**Number**
As per attached	As per attached	As per attached	As per attached	12,400
Subtotal				
Options Cancelled:	**(Subtract)**			
Date	**Name**	**Date of Grant**	**Price**	**Number**
As per attached	As per attached	As per attached	As per attached	24,533
Subtotal				
Closing Stock Option Plan Balance				**4,347,153**

Shares Reserved for Share Compensation Arrangements

Opening Reserve Balance		
Additional Listing Under Plan (Add)		
Stock Options Exercised (Subtract)		
Closing Reserve Balance		

Issued and Outstanding Share Capital Summary

Reason for Increase or Reduction		
Issued and Outstanding – Opening Balance		**49,449,481**
Stock Options Exercised		12,400
Share Purchase Plan		
Warrants - No Warrants held in Calgary		
Private Placement		
Issuer Bid Cancellation		
Closing Issued Capital Balance		**49,461,881**

The Exchange Tower
130 King Street West, 3rd Floor
Toronto, Ontario
M5X 1J2 Fax (416) 947-4547